Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Cedar Shopping Centers, Inc. for the registration of 5,000,000 shares of its common stock and to the incorporation by reference therein of our report dated March 16, 2009 (except for Note 2, as to which the date is June 8, 2009 and Note 4, as to which the date is August 24, 2009), with respect to the consolidated financial statements and schedule of Cedar Shopping Centers, Inc. included in its Current Report on Form 8-K dated August 24, 2009, and our report dated March 16, 2009 with respect to the effectiveness of internal control over financial reporting of Cedar Shopping Centers, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York
February 4, 2010